FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5/01/2013

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: May 01, 2013

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2013

and for the three-month periods

ended on March 31, 2013 and 2012

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

INDEX

		Page
Report of Independent Registered Public Accounting Firm		1
Consolidated Condensed Interim Statements of Profit or Loss		2
Consolidated Condensed Interim Statements of Other Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	9
3	New or amended accounting standards adopted	10
4	Segment information	11
5	Cost of sales	14
6	Selling, general and administrative expenses	14
7	Other financial income, net	15
8	Property, plant and equipment, net	15
9	Intangible assets, net	15
10	Investments in non-consolidated companies	16
11	Distribution of dividends	17
12	Contingencies, commitments and restrictions on the distribution of profits	18
13	Related party transactions	20
14	Fair value measurement	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Profit or Loss

		Three-month period ended March 31,
	Notes	2013	2012
		(Unaudited)
Net sales	4	2,135,730	2,181,931
Cost of sales	4 & 5	(1,657,096)	(1,697,919)

Gross profit	4	478,634	484,012

Selling, general and administrative expenses	4 & 6	(207,166)	(203,188)
Other operating income, net	4	338	3,358

Operating income	4	271,806	284,182

Interest expense		(33,370)	(36,915)
Interest income		3,684	8,811
Other financial (expenses) income, net	7	(11,067)	14,101

Equity in losses of non-consolidated companies (1)		(15,884)	(15,419)

Income before income tax expense		215,169	254,760

Income tax expense		(63,750)	(83,525)

Profit for the period		151,419	171,235

Equity holders of the Company		129,265	142,169
Non-controlling interest		22,154	29,066

Profit for the period		151,419	171,235

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.07	0.07

(1) In connection with the acquisition of Usinas Siderúrgicas de Minas Gerais (“Usiminas”), the Company has completed the purchase price allocation in December 31, 2012. Accordingly, following the provisions of IFRS 3, the Company has retrospectively adjusted the reported figures as of March 31, 2012, modifying mainly equity in losses of non-consolidated companies by USD 16.8 million.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Other Comprehensive Income

	Three-month period ended March 31,
	2013	2012
	(Unaudited)
Profit for the period	151,419	171,235

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(43,624)	(8,661)
Currency translation adjustment from participation in non-consolidated companies	23,552	(46,884)
Changes in the fair value of derivatives classified as cash flow hedges	127	12,395
Income tax relating to cash flow hedges	(38)	(1,260)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	6,710	2,493
Others from participation in non-consolidated companies	(1,369)	(678)

Other comprehensive loss for the period, net of tax	(14,642)	(42,595)

Total comprehensive income for the period	136,777	128,640

Attributable to:
Equity holders of the Company	128,772	108,616
Non-controlling interest	8,005	20,024

Total comprehensive income for the period	136,777	128,640

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

	Notes	March 31, 2013		December 31, 2012
ASSETS		(Unaudited)
Non-current assets
Property, plant and equipment, net	8	4,593,721		4,438,117
Intangible assets, net	9	970,783		965,206
Investments in non-consolidated companies	10	1,608,266		1,710,514
Other investments		3,662		7,137
Deferred tax assets		15,546		12,541
Receivables, net		87,616		72,827
Trade receivables, net		4,429	7,284,023	5,029	7,211,371

Current assets
Receivables		123,589		187,212
Derivative financial instruments		-		64
Inventories, net		1,937,008		2,000,137
Trade receivables, net		871,393		735,140
Other investments		136,498		160,750
Cash and cash equivalents		455,022	3,523,510	560,307	3,643,610

Non-current assets classified as held for sale			14,753		12,018

			3,538,263		3,655,628

Total assets			10,822,286		10,866,999

EQUITY
Capital and reserves attributable to the company’s equity holders			5,497,955		5,369,183

Non-controlling interest			1,073,735		1,065,730

Total equity			6,571,690		6,434,913

LIABILITIES
Non-current liabilities
Provisions		19,416		17,499
Deferred income tax		621,294		657,211
Other liabilities		342,847		310,569
Trade payables		17,632		18,337
Derivative financial instruments		145		271
Borrowings		1,017,721	2,019,055	1,302,753	2,306,640

Current liabilities
Current tax liabilities		205,558		153,071
Other liabilities		119,243		88,540
Trade payables		782,843		762,225
Derivative financial instruments		1,286		-
Borrowings		1,122,611	2,231,541	1,121,610	2,125,446

Total liabilities			4,250,596		4,432,086

Total equity and liabilities			10,822,286		10,866,999

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2013 (as previously reported)	2,004,743	(150,000)	(23,295)	1,555,079	(2,324,866)	(1,204,884)	5,564,106	5,420,883	1,074,763	6,495,646

Adjustments (5)				(57,050)		5,112	238	(51,700)	(9,033)	(60,733)

Balance at January 1, 2013 (adjusted)	2,004,743	(150,000)	(23,295)	1,498,029	(2,324,866)	(1,199,772)	5,564,344	5,369,183	1,065,730	6,434,913

Profit for the period							129,265	129,265	22,154	151,419
Other comprehensive income (loss) for the period
Currency translation adjustment						(5,334)		(5,334)	(14,738)	(20,072)
Cash flow hedges, net of tax				6,070				6,070	729	6,799
Others				(1,229)				(1,229)	(140)	(1,369)
Total comprehensive income for the period	-	-	-	4,841	-	(5,334)	129,265	128,772	8,005	136,777

Balance at March 31, 2013 (unaudited)	2,004,743	(150,000)	(23,295)	1,502,870	(2,324,866)	(1,205,106)	5,693,609	5,497,955	1,073,735	6,571,690

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 12 (v).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) See note 3.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 12 (v).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2012 (as previously reported)	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,103	5,756,372	1,084,827	6,841,199

Adjustments (5)				(50,295)		5,190	228	(44,877)	(7,772)	(52,649)

Balance at January 1, 2012 (adjusted)	2,004,743	(150,000)	(23,295)	1,491,745	(2,324,866)	(859,163)	5,572,331	5,711,495	1,077,055	6,788,550

Profit for the period							142,169	142,169	29,066	171,235
Other comprehensive income (loss) for the period
Currency translation adjustment						(45,415)		(45,415)	(10,130)	(55,545)
Cash flow hedges, net of tax				12,471				12,471	1,157	13,628
Others				(609)				(609)	(69)	(678)
Total comprehensive income for the period	-	-	-	11,862	-	(45,415)	142,169	108,616	20,024	128,640

Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	14,700	14,700

Balance at March 31, 2012 (unaudited)	2,004,743	(150,000)	(23,295)	1,503,607	(2,324,866)	(904,578)	5,714,500	5,820,111	1,111,779	6,931,890

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 12 (v).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (1.3) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) See note 3.

(6) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 12 (v).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2013	2012
		(Unaudited)
Cash flows from operating activities
Profit for the period		151,419	171,235

Depreciation and amortization	8 & 9	95,852	88,774
Income tax accruals less payments		6,883	27,584
Equity in losses (earnings) of non-consolidated companies		15,884	15,419
Interest accruals less payments		5,209	5,463
Changes in provisions		2,378	915
Changes in working capital		50,767	(40,727)
Net foreign exchange results and others		19,335	18,343
Net cash provided by operating activities		347,727	287,006

Capital expenditures	8 & 9	(218,058)	(176,256)
Acquisition of business - Purchase consideration		-	(2,243,610)
Decrease in other investments		27,727	78,366
Proceeds from the sale of property, plant and equipment		319	464
Net cash used in investing activities		(190,012)	(2,341,036)

Contributions from non-controlling shareholders in consolidated subsidiaries		-	14,700
Proceeds from borrowings		189,448	807,219
Repayments of borrowings		(463,538)	(278,411)
Net cash (used in) provided by financing activities		(274,090)	543,508

Decrease in cash and cash equivalents		(116,375)	(1,510,522)

At January 1,		560,307	2,158,044
Effect of exchange rate changes		(1,137)	(1,054)
Initial cash - Proportional consolidation of Peña Colorada and Exiros	10	12,227	-
Decrease in cash and cash equivalents		(116,375)	(1,510,522)
Cash and cash equivalents at March 31, (1)		455,022	646,468

(1)   It includes restricted cash of USD 904 and USD 107 as of March 31, 2013 and 2012, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 136,498 as of March 31, 2013.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

Notes to the Financial Statements

1.                  GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of March 31, 2013, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.  On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

1.                  GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2012 and 2011, this special tax reserve amounted to USD 7.6 billion and USD 7.7 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2012.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period, and also to reflect the changes necessary for March 31, 2012 in connection with the completion of the purchase price allocation of Usiminas.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains and losses that are included in the consolidated condensed interim income statement under “Other financial  income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on April 30, 2013.

2.                  ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and adopted by the European Union. Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2012, except for the changes described in note 3.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

3.                  NEW OR AMENDED ACCOUNTING STANDARDS ADOPTED

The Company has applied the following standards as of January 1, 2013:

•    IAS 19, “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits.

As a consequence of this application of this standard, the following note should replace note 4 (n)(1) paragraphs 1 to 5 as included in the audited Consolidated Financial Statements for the year ended December 31, 2012:

(1) Pension obligations and other post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

 Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

The effect of these adjustments in the pension obligations and other post-employment obligations is as follows:

	Period ended
	December 31, 2012	March 31, 2012	December 31, 2011

Effect in Equity	(60,733)	(56,062)	(52,649)

Effect in Liabilities	60,733	56,062	52,649
Deferred income tax liability	(24,880)	(22,814)	(21,515)
Other liabilities	85,613	78,876	74,164

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

3.                  NEW OR AMENDED ACCOUNTING STANDARDS ADOPTED (continued)

•    Amendments to IAS 1, “Financial statement presentation”

In June 2011, the IASB issued IAS 1 (amended 2011), “Financial statement presentation”. The amendment requires entities to separate items presented in Other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. See impact of the application in the Consolidated Condensed Interim Statements of Other Comprehensive Income.

•    IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. The standard explains how to measure fair value and aims to enhance fair value disclosures. See information related to this standard in note 14.

4.                  SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest. Starting on January 1, 2013, it also includes the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. In the comparative information as of March 31, 2012, the 50% of the operations and results performed by Peña Colorada are only included under management view, see explanation included in note 10.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

4.                  SEGMENT INFORMATION (continued)

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies until December 31, 2012. Starting on January 1, 2013, these results are included considering 50% of the operations on a line by line basis, see note 10 for further detail. In the comparative information as of March 31, 2012, the 50% of the operations and results performed by Peña Colorada are only included under management view.

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

	Three-month period ended March 31, 2013 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	2,107,214	99,756	(71,240)	2,135,730
Cost of sales	(1,655,825)	(65,995)	64,724	(1,657,096)
Gross profit	451,389	33,761	(6,516)	478,634

Selling, general and administrative expenses	(198,116)	(9,050)	-	(207,166)
Other operating income, net	625	(287)	-	338

Operating income - IFRS	253,898	24,424	(6,516)	271,806

Management view

Net sales	2,107,214	145,019	(116,503)	2,135,730
Operating income	196,821	68,269	(6,516)	258,574

Reconciliation items:

Differences in Cost of sales				13,232

Operating income - IFRS				271,806

Financial income (expense), net				(40,753)
Equity in earnings of non-consolidated companies				(15,884)

Income before income tax expense - IFRS				215,169

Depreciation and amortization - IFRS	(85,783)	(10,069)	-	(95,852)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

4.                  SEGMENT INFORMATION (continued)

	Three-month period ended March 31, 2012 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	2,181,697	45,495	(45,261)	2,181,931
Cost of sales	(1,694,444)	(43,412)	39,937	(1,697,919)
Gross profit	487,253	2,083	(5,324)	484,012

Selling, general and administrative expenses	(201,880)	(1,308)	-	(203,188)
Other operating income, net	3,456	(98)	-	3,358

Operating income - IFRS	288,829	677	(5,324)	284,182

Management view

Net sales	2,181,697	109,021	(108,787)	2,181,931
Operating income	269,262	64,587	(5,324)	328,525

Reconciliation items:

Differences in Cost of sales				(44,343)

Operating income - IFRS				284,182

Financial income (expense), net				(14,003)
Equity in earnings of non-consolidated companies				(15,419)

Income before income tax expense - IFRS				254,760

Depreciation and amortization - IFRS	(85,222)	(3,552)	-	(88,774)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Three-month period ended March 31, 2013 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,069,888	689,574	376,268	2,135,730

Non-current assets (1)	4,269,211	1,225,028	70,265	5,564,504

	Three-month period ended March 31, 2012 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,160,328	667,017	354,586	2,181,931

Non-current assets (1)	3,688,499	1,232,218	96,202	5,016,919

(1) Includes Property, plant and equipment and Intangible assets

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

5.                  COST OF SALES

	Three-month period ended March 31,
	2013	2012
	(Unaudited)

Inventories at the beginning of the year	2,000,137	2,123,516
Opening inventories - Peña Colorada (see note 10)	18,006	-
Translation differences	(27,925)	(14,336)
Plus: Charges for the period
Raw materials and consumables used and other movements	1,256,194	1,417,906
Services and fees	20,244	31,082
Labor cost	148,191	134,144
Depreciation of property, plant and equipment	79,269	71,398
Amortization of intangible assets	4,301	3,689
Maintenance expenses	96,716	85,303
Office expenses	1,538	1,684
Insurance	3,459	1,570
(Charge) Recovery of obsolescence allowance	(3,342)	1,925
Recovery from sales of scrap and by-products	(8,932)	(9,742)
Others	6,248	4,569

Less: Inventories at the end of the period	(1,937,008)	(2,154,789)
Cost of Sales	1,657,096	1,697,919

6.                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2013	2012
	(Unaudited)
Services and fees	15,319	28,456
Labor cost	60,806	54,864
Depreciation of property, plant and equipment	3,124	3,600
Amortization of intangible assets	9,158	10,087
Maintenance and expenses	2,000	1,555
Taxes	31,591	26,902
Office expenses	9,281	11,359
Freight and transportation	71,322	62,092
Increase of allowance for doubtful accounts	(128)	509
Others	4,693	3,764
Selling, general and administrative expenses	207,166	203,188

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

7.                  OTHER FINANCIAL INCOME (EXPENSES) , NET

	Three-month period ended March 31,
	2013	2012
	(Unaudited)
Net foreign exchange (loss) gain	(5,658)	1,177
Change in fair value of financial instruments	(2,357)	16,846
Debt issue costs	(1,242)	(1,549)
Others	(1,810)	(2,373)
Other financial (loss) income, net	(11,067)	14,101

8.                  PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2013	2012
	(Unaudited)
At the beginning of the year	4,438,117	3,969,187

Currency translation differences	(49,022)	(16,811)
Additions	209,038	165,632
Disposals	(2,963)	(536)
Depreciation charge	(82,393)	(74,998)
Capitalized borrowing costs	281	-
Transfers and other movements (see note 10)	80,663	-
At the end of the period	4,593,721	4,042,474

9.                  INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2013	2012
	(Unaudited)
At the beginning of the year	965,206	977,711

Currency translation differences	(396)	(116)
Additions	9,020	10,624
Amortization charge	(13,459)	(13,776)
Transfers and other movements	10,412	-
At the end of the period	970,783	974,443

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

10.                   INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights at		Value at
			March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	22.71%	22.71%	1,604,704	1,592,340
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (1)	Mexico	Exploration, exploitation and pelletizing of iron ore	50.00%	50.00%	-	106,167
Exiros B.V. (2)	Netherlands	Holding company	50.00%	50.00%	-	8,986
Finma S.A.I.F.	Argentina	Consulting and financial services company	33.33%	33.33%	1,847	1,977
Arhsa S.A.	Argentina	Consulting and financial services company	33.33%	33.33%	833	867
Techinst S.A.	Argentina	Consulting and financial services company	33.33%	33.33%	882	177
					1,608,266	1,710,514

(1)   Until December 31, 2012, Ternium’s investment in Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. and Peña Colorada Servicios S.A. de C.V. was presented as an investment in non-consolidated companies and its results under the equity in earnings (losses) in non-consolidated companies within the consolidated income statement. Starting on January 1, 2013, and in connection with certain new agreements, the Company applied the provisions of IFRS 11 and began to recognize its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

(2)   Formerly Lomond Holdings B.V. Until December 31, 2012, Ternium’s investment in Exiros B.V. was presented as an investment in non-consolidated companies and its results under the equity in earnings (losses) in non-consolidated companies within the consolidated income statement. Starting on January 1, 2013, and in connection with an amendment in the shareholders’ agreement, the Company applied the provisions of IFRS 11 and began to recognize its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. As of March 31, 2013 the value of the investment is comprised as follows:

Value of investment	USIMINAS

At January 1, 2013	1,592,340
Share of results	(16,529)
Other comprehensive income	28,893

At March 31, 2013	1,604,704

On April 25,  2013,  Usiminas published its interim accounts as of and for the three-months ended March 31, 2013, which state that revenues, post-tax losses from continuing operations and shareholders’ equity  amounted to USD 1,599 million, USD 77 million and USD 8,217 million, respectively.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

10.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized balance sheet (in million USD)	As of March 31, 2013

Assets
Non-current	10,812
Current	5,052

Total Assets	15,864

Liabilities
Non-current	4,559
Current	2,127

Total Liabilities	6,686

Minority interest	961

Shareholders' equity	8,217

USIMINAS
Summarized income statement (in million USD)	As of March 31, 2013

Net sales	1,599
Cost of sales	(1,496)
Gross Profit	103
Selling, general and administrative expenses	(117)
Other operating income, net	6
Operating income	(8)
Financial expenses, net	(118)
Equity in earnings of associated companies	27
Income before income tax	(99)
Income tax expense	38
Net loss before minority interest	(61)
Minority interest in other subsidiaries	(16)
Net loss for the period	(77)

11.              DISTRIBUTION OF DIVIDENDS

On February 20, 2013, the Board of Directors proposed a dividend distribution of USD 0.065 per share (USD 0.65 per ADS), or approximately USD 130.3 million in the aggregate, which is subject to shareholders’ approval at the Company’s annual general shareholders’ meeting to be held on May 2, 2013.  If the annual dividend is approved at the annual general shareholders’ meeting, the payment date is expected to be on May 10, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

12.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2012.  Significant changes or events since the date of issue of such financial statements are as follows:

(i) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place.  The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 17.0 million as of March 31, 2013.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP.

On June 10, 2010 the Company was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of the Company. The ruling was appealed both by the Company and the AFIP.

On June 8, October 31 and October 15, 2012 the Company was notified of rulings issued by the National Tax Court reducing partially the assessments made by the AFIP for the fiscal years 1997, 1998 and 1999, respectively. The ruling was appealed both by the Company and the AFIP.

Based on the above, the Company recognized a provision amounting to USD 1.8 million as of March 31, 2013 as management considers there could be a potential cash outflow.

(ii) Companhia Siderúrgica Nacional (CSN) – Lawsuit

Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN filed a lawsuit in Brazil against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A. (Confab), a Brazilian subsidiary of Tenaris. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais (BRL), and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On March 20, 2013, Ternium Investments, Siderar and Confab filed their response to the CSN lawsuit. Ternium believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, Ternium will defend itself vigorously.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

12.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(iii) Ternium Mexico. SAT – Income tax claim for fiscal year 2004

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenges the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assesses an income tax deficiency. The tax authorities assert that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represents an estimated contingency of MXN 4,300 Million (approximately USD 348 million) at March 31, 2013, in taxes and penalties. On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. The Company believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(iv) Siderar

Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 76.5 million and is due to terminate in 2018.

Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 86.3 million.

Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 409.4 million to be expended during 2013.

(v) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2012, this reserve reached the above-mentioned threshold.

As of December 31, 2012, Ternium may pay dividends up to USD 6.0 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2012

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2012 (1)	5,982,630
Loss for the year	(7,329)

Total shareholders' equity under Luxembourg GAAP	9,594,640

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

12.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

As a result of the repurchase of its own shares from Usiminas on February 15, 2011, the Company created a non-distributable reserve of USD 150 million as required under Luxembourg law, which is included in Non distributable reserves.

13.              RELATED PARTY TRANSACTIONS

As of March 31, 2013, Techint owned 62.02% of the Company’ s share capital and Tenaris held 11.46% of the Company’s share capital.  Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2013	2012
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	-	117
Sales of goods to other related parties	46,155	50,405
Sales of services and others to non-consolidated parties	250	38
Sales of services and others to other related parties	478	202
	46,883	50,762
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	65,500	34,886
Purchases of goods from other related parties	29,575	21,512
Purchases of services and others from non-consolidated parties	2,490	11,035
Purchases of services and others from other related parties	59,267	40,507
	156,832	107,940
(c) Financial results
Expenses with non-consolidated parties	-	(218)
	-	(218)

	March 31, 2013	December 31, 2012
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	198	1,102
Receivables from other related parties	29,864	24,243
Advances to suppliers with other related parties	2,965	4,321
Payables to non-consolidated parties	(62,486)	(69,746)
Payables to other related parties	(30,034)	(68,792)
	(59,493)	(108,872)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 (All amounts in USD thousands)

14.              FAIR VALUE MEASUREMENT

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 33 of the Consolidated Financial Statements as of December 31, 2012 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value as of March 31, 2013:

	Fair value measurement as of March 31, 2013 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	380,012	309,835	70,177
Other investments	120,734	100,631	20,103
Total assets	500,746	410,466	90,280

Financial liabilities at fair value through profit or loss
Derivative financial instruments	1,430	-	1,430
Total liabilities	1,430	-	1,430

Pablo Brizzio

Chief Financial Officer